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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9
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               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         Continuus Software Corporation
                           (Name of Subject Company)

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                         Continuus Software Corporation
                      (Name of Person(s) Filing Statement)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                  21218R 10 4
                     (CUSIP Number of Class of Securities)

                                  John R. Wark
                             Chairman of the Board,
                     President and Chief Executive Officer
                         Continuus Software Corporation
                               9401 Jeronimo Road
                            Irvine, California 92618
                                 (949) 830-8022
(Name, address, and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

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                                   Copies to:

                             D. Bradley Peck, Esq.
                            Michael B. Maledon, Esq.
                               Cooley Godward LLP
                        4365 Executive Drive, Suite 1100
                          San Diego, California 92121
                                 (858) 550-6000


  [ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

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This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on October 30, 2000 by Continuus Software Corporation, a Delaware corporation (the "COMPANY") (as amended and together with the Exhibits and Annexes thereto, the "SCHEDULE 14D-9"), relating to the tender offer by Raindrop Acquisition Corp., a Delaware corporation ("PURCHASER") and wholly owned subsidiary of Telelogic AB, a company organized under the laws of Sweden ("TELELOGIC"), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the "SHARES") at a purchase price of $3.46 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated October 30, 2000 (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (collectively with the Offer to Purchase and any amendments or supplements to either document, the "OFFER"). Except to the extent amended and supplemented as set forth below, the information in the Schedule 14D-9 is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by including the following information:

Certain Agreements with Executive Officers.

     As of October 25, 2000, Telelogic, the Purchaser and Continuus entered into an amendment to the change in control severance benefits agreement (the "CHANGE IN CONTROL AMENDMENT") with Steven Johnson, Chief Financial Officer of Continuus.

     Under the Change in Control Amendment, Mr. Johnson has agreed for a limited period of time following the Effective Time not to compete with Continuus' business, not to solicit for employment Continuus employees and not to disclose confidential information, in each case subject to certain limitations. In addition, Mr. Johnson has agreed to the cancellation of his vested and unvested stock option awards and unvested restricted stock awards as of the Effective Time.

     The Change in Control Amendment provides that Mr. Johnson will have the right to receive, in cash, (i) at the Effective Time, for each Share issuable upon exercise of an option that is exercisable and outstanding, an amount equal to the difference between the Merger Consideration and the per Share exercise price of such option, (ii) for each Share subject to an unvested option an amount equal to the difference between the Merger Consideration and the per Share exercise price of such option plus interest from the Effective Time, and
(iii) for each Share of restricted stock, an amount equal to the Merger Consideration plus interest from the Effective Time; provided however, the right to receive the amounts granted in (ii) and (iii) above shall be held in escrow and be due and payable only after they become vested. The amounts in (ii) and
(iii) above shall vest 100% on January 31, 2001 provided Mr. Johnson remains in the employ of Continuus through that date. If, however, Mr. Johnson is terminated without cause, such amounts shall become immediately due and payable. Pursuant to the Change in Control Amendment described herein, Mr. Johnson will be entitled to receive $69,340 as of the Effective Time.

     The foregoing description of the Change in Control Amendment of Mr. Johnson is qualified in its entirety by the terms of such agreement. Such agreement has been filed as Exhibit 17 to this Schedule 14D-9, and such agreement is hereby incorporated by reference.
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ITEM 9. EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibit that is incorporated herein by reference.

     Exhibit 17 Amendment to the Executive Officer Change in Control Severance Benefits Agreement dated as of October 25, 2000, by and among Steven Johnson, Continuus Software Corporation, Telelogic AB and Raindrop Acquisition Corporation (incorporated by reference to Exhibit 99(d)(7) to Amendment No. 1 to the Schedule TO of the Purchaser filed on November 13, 2000).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CONTINUUS SOFTWARE CORPORATION


Date:  November 14, 2000                /s/ JOHN R. WARK
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                                        By: John R. Wark
                                            President and Chief Executive
                                            Officer